Hinge Health, Inc.

455 Market Street, Suite 700

San Francisco, California 94105

May 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Ryan Rohn

Stephen Krikorian

Mariam Mansaray

Jan Woo

Re:	Hinge Health, Inc.

Registration Statement on Form S-1, as amended (File No. 333-285682)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Hinge Health, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-285682) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 21, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad Freese at (650) 463-3060.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Hinge Health, Inc.

By:	/s/ Daniel Perez
Name:	Daniel Perez
Title:	Chief Executive Officer

cc:	David Wood, Hinge Health, Inc.

James Budge, Hinge Health, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Erica Kassman, Esq., Latham & Watkins LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

[Signature Page to Acceleration Request]